                                ROBERTSON-CECO

                                 CORPORATION

                              1995 ANNUAL REPORT

Robertson-Ceco Corporation manufactures metal building systems for the indus-trial and commercial building markets.



TABLE OF CONTENTS

To Our Stockholders                1
Financial Statements               3
Report of Independent Ac-
 countants                        21
Financial Review                  22
Five Year Summary                 26
Officers and Directors     inside back cover
Investor Information       inside back cover

TO OUR STOCKHOLDERS
Dear Fellow Stockholders:

Your metal building businesses benefited significantly from favorable market conditions in 1995 and the cost cutting and restructuring initiatives which were put in place. Also, during 1995, we sold our Concrete Construction Group, two building products subsidiaries located in Europe, settled two important lawsuits and made progress with respect to managing the other trailing liabili-ties which are primarily associated with former businesses. In December 1995, we determined that the best long range strategy for the Company was to operate solely as a metal buildings company and we developed plans to exit our remain-ing building products businesses. This decision was primarily based on our in-sufficient liquidity, as well as our confidence in the future of the metal buildings business.

We are pleased to present you with the 1995 Annual Report which provides addi-tional information concerning the above and outlines the financial results of your Company during 1995.

On behalf of all our stockholders, we would again like to thank all of our ded-icated employees for their hard work, loyalty and commitment.

March 28, 1996

                (ART)

Andrew G.C. Sage II      Michael E. Heisley Chief Executive Officer and Vice
Chairman                 Chairman

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31

        (In thousands, except share data)            1993      1994      1995
- ------------------------------------------------------------------------------

REVENUE
        Net revenues                             $218,338  $251,584  $264,983
            ------------------------------------------------------------------
COSTS AND
EXPENSES
        Cost of sales                             188,892   213,948   218,285
        Selling, general and administrative        32,982    31,910    30,844
        Restructuring                                  --     2,075        --
            ------------------------------------------------------------------
          Total                                   221,874   247,933   249,129
            ------------------------------------------------------------------
        Operating income (loss)                    (3,536)    3,651    15,854
            ------------------------------------------------------------------
        Other income (expense)
         Interest expense                          (9,545)   (4,164)   (4,335)
         Other income (expense)--net                  498       346       828
            ------------------------------------------------------------------
          Total                                    (9,047)   (3,818)   (3,507)
            ------------------------------------------------------------------
        Income (loss) from continuing opera-
         tions before provision for taxes on
         income                                   (12,583)     (167)   12,347
        Provision for taxes on income                  --        --        --
            ------------------------------------------------------------------
        Income (loss) from continuing opera-
         tions                                    (12,583)     (167)   12,347
            ------------------------------------------------------------------
        Discontinued operations
         Income (loss) from discontinued opera-
          tions                                    (2,820)  (10,193)      117
         Loss on sale/disposal of business seg-
          ments                                    (9,700)  (11,400)  (16,005)
            ------------------------------------------------------------------
          Income (losses) from discontinued op-
           erations                               (12,520)  (21,593)  (15,888)
            ------------------------------------------------------------------
        Income (loss) before extraordinary item
         and cumulative effect of accounting
         change                                   (25,103)  (21,760)   (3,541)
            ------------------------------------------------------------------
        Extraordinary gain on debt exchange         5,367        --        --
            ------------------------------------------------------------------
        Cumulative effect of accounting change     (1,200)       --        --
            ------------------------------------------------------------------
        Net income (loss)                        $(20,936) $(21,760) $ (3,541)
            ------------------------------------------------------------------
EARNINGS
(LOSS) PER
COMMON
SHARE
        Continuing operations                    $  (2.04) $   (.01) $    .77
        Discontinued operations                     (2.01)    (1.37)     (.99)
        Extraordinary item                            .86        --        --
        Cumulative effect of accounting change       (.20)       --        --
            ------------------------------------------------------------------
        Net income (loss)                        $  (3.39) $  (1.38) $   (.22)
            ------------------------------------------------------------------
        Weighted average number of common
         shares outstanding                         6,217    15,808    16,007
            ------------------------------------------------------------------

            See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
December 31

        (In thousands)                                          1994      1995
- -------------------------------------------------------------------------------
ASSETS
        Current assets
         Cash and cash equivalents                          $  7,890  $  9,668
         Restricted cash                                       2,478       209
         Accounts and notes receivable, less allowance for
          doubtful accounts: 1994, $1,143; 1995, $1,302       41,382    25,261
         Inventories                                          17,825    13,488
         Businesses held for sale, net                         4,664     4,000
         Other current assets                                  2,056     1,871
            -------------------------------------------------------------------
            Total current assets                              76,295    54,497
            -------------------------------------------------------------------
            -------------------------------------------------------------------
        Property--at cost
         Land and land improvements                            1,698     1,654
         Buildings and building equipment                     10,202     9,925
         Machinery and equipment                              24,288    25,760
         Construction in progress                              3,739     2,293
            -------------------------------------------------------------------
          Total                                               39,927    39,632
         Less accumulated depreciation                       (17,332)  (17,389)
            -------------------------------------------------------------------
            Property--net                                     22,595    22,243
            -------------------------------------------------------------------
        Excess of cost over net assets of acquired busi-
         nesses, less accumulated
         amortization: 1994, $4,257; 1995, $5,085             28,267    27,439
            -------------------------------------------------------------------
        Other non-current assets                              10,243     4,300
            -------------------------------------------------------------------
            Total assets                                    $137,400  $108,479
            -------------------------------------------------------------------

            See Notes to Consolidated Financial Statements.

        (In thousands, except share data)                        1994      1995
- --------------------------------------------------------------------------------
LIABILIT   IES
        Current liabilities
         Current portion of long-term debt                   $    134  $     --
         Accounts payable, principally trade                   25,168    18,085
         Insurance liabilities                                  8,365     8,243
         Other accrued liabilities                             32,802    28,081
            --------------------------------------------------------------------
            Total current liabilities                          66,469    54,409
            --------------------------------------------------------------------
        Long-term debt, less current portion                   43,421    40,530
            --------------------------------------------------------------------
        Long-term insurance liabilities                        15,084    10,744
            --------------------------------------------------------------------
        Long-term pension liabilities                          16,265     6,907
            --------------------------------------------------------------------
        Reserves and other long-term liabilities               31,854    25,883
            --------------------------------------------------------------------
        Commitments and contingencies
STOCKHOLDERS'
EQUITY
(DEFICIENCY)
        Common Stock
         Par value per share $.01
         Authorized shares: 30,000,000
         Issued shares: 1994--16,134,566; 1995--16,188,618        161       162
        Capital surplus                                       172,089   172,350
        Warrants                                                6,042     6,042
        Retained earnings (deficit)                          (199,279) (202,820)
        Excess of additional pension liability over unrec-
         ognized prior service cost                            (7,991)   (5,001)
        Deferred compensation                                    (508)     (398)
        Foreign currency translation adjustments               (6,207)     (329)
            --------------------------------------------------------------------
            Stockholders' equity (deficiency)                 (35,693)  (29,994)
            --------------------------------------------------------------------
            Total liabilities and stockholders' equity (de-
             ficiency)                                       $137,400  $108,479
            --------------------------------------------------------------------

            See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

        (In thousands)                                1993      1994      1995
- -------------------------------------------------------------------------------
CASH FLOWS
FROM
OPERATING
       Net income (loss)                          $(20,936) $(21,760) $ (3,541)
       Adjustments to reconcile net income (loss)
         to net cash provided by (used for) op-
         erating activities:
            Depreciation and amortization            6,694     5,353     4,691
            Amortization of discount on
             debentures and capitalized debt
             issuance costs                          1,008     1,251     1,274
            Cumulative effect of accounting
             change                                  1,200        --        --
            Extraordinary gain on debt exchange     (5,367)       --        --
            Loss on sale/disposal of business
             segment                                 9,700    11,400    16,005
            Provisions for:
              Bad debts and losses on erection
               contracts                             2,658     3,539       780
              Rectification and other costs          4,203     4,035     2,962
              Restructuring expense                     --     3,420        --
              Discontinued operations                2,500     8,000        --
            Changes in assets and liabilities,
             net of divestitures:
              (Increase) decrease in accounts
               and notes receivable                  2,698    (8,930)     (300)
              (Increase) decrease in inventories     2,765     2,024    (2,152)
              (Increase) decrease in restricted
               cash                                 20,824       660     2,269
              Increase (decrease) in accounts
               payable, principally trade            2,672    (5,200)   (2,247)
              Net changes in other assets and
               liabilities                         (29,962)  (15,229)  (21,177)
            -------------------------------------------------------------------
        NET CASH PROVIDED BY (USED FOR) OPERAT-
         ING ACTIVITIES                                657   (11,437)   (1,436)
            -------------------------------------------------------------------
CASH FLOWS
FROM
INVESTING
ACTIVITIES
        Capital expenditures                        (5,503)   (4,991)   (5,468)
        Proceeds from sales of property, plant
         and equipment                               2,986     1,701       348
        Proceeds from sales of businesses               --       807     8,000
        Proceeds from sales of assets held for
         sale                                        1,563     3,764       515
            -------------------------------------------------------------------
        NET CASH PROVIDED BY (USED FOR) INVEST-
         ING ACTIVITIES                               (954)    1,281     3,395
            -------------------------------------------------------------------
CASH FLOWS
FROM
FINANCING
ACTIVITIES
        Net (payments) proceeds on short-term
         borrowings                                   (624)    2,242     1,186
        Proceeds from long-term debt borrowings      5,000        --        --
        Payments on long-term debt borrowings       (2,283)      (80)       --
        Payments of capitalized interest on 12%
         Notes                                          --        --    (1,352)
        Proceeds from common stock issued            7,000        --        --
            -------------------------------------------------------------------
        NET CASH PROVIDED BY (USED FOR) FINANC-
         ING ACTIVITIES                              9,093     2,162      (166)
            -------------------------------------------------------------------
        Effect of foreign exchange rate changes
         on cash                                      (350)      218       (15)
            -------------------------------------------------------------------
        NET INCREASE (DECREASE) IN CASH AND CASH
         EQUIVALENTS                                 8,446    (7,776)    1,778
        CASH AND CASH EQUIVALENTS--BEGINNING OF
         PERIOD                                      7,220    15,666     7,890
            -------------------------------------------------------------------
        CASH AND CASH EQUIVALENTS--END OF PERIOD  $ 15,666  $  7,890  $  9,668
            -------------------------------------------------------------------
        Supplemental cash flow data
            Cash payments made for:
             Interest                             $  2,301  $  5,789  $  4,550
            -------------------------------------------------------------------
             Income taxes                         $    627  $    191  $     16
            -------------------------------------------------------------------

            See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                               Excess of
                                                                              Additional
                                                                                 Pension
                                                                               Liability
                           Cumulative                                               Over                  Foreign
                          Convertible                            Retained   Unrecognized                 Currency
(In thousands except        Preferred Common  Capital            Earnings  Prior Service     Deferred Translation
share data)                     Stock  Stock  Surplus  Warrants (Deficit)           Cost Compensation Adjustments
- -----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1992                        $  5      $145  $129,128   $6,042  $(156,583)    $(1,711)      $   --     $(11,215)
Net loss for the year                                             (20,936)
Dividends payable on
 preferred stock,
 $.23 per share                                  (112)
Stock issued to
 directors (5,635
 shares)                                           25
Exchange Offer                 (5)      (35)   31,022
Conversion of Facility
 Note (1,374,292 shares)                 14     4,107
Stock issued (3,333,333
 shares)                                 33     6,967
Change in excess of
 additional pension
 liability over
 unrecognized prior
 service cost                                                                  (6,428)
Issuances under employee
 plans, net                               6     1,545                                       (1,551)
Foreign currency
 translation adjustments
 for the year                                                                                            (1,705)
Writedown from sale of
 the U.K. Subsidiary                                                                                      4,579
- -----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1993                          --       163   172,682    6,042   (177,519)     (8,139)      (1,551)      (8,341)
Net loss for the year                                             (21,760)
Change in excess of
 additional pension
 liability over
 unrecognized prior
 service cost                                                                     148
Forfeitures under
 employee plans, net                     (2)     (593)                                         569
Amortization of deferred
 compensation                                                                                  474
Foreign currency
 translation adjustments
 for the year                                                                                               896
Writedown from pending
 sale/disposition of
 European Operations                                                                                      1,238
- -----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1994                          --       161   172,089    6,042   (199,279)     (7,991)        (508)      (6,207)
Net loss for the year                                              (3,541)
Change in excess of
 additional pension
 liability over
 unrecognized prior
 service cost                                                                   2,990
Issuances under employee
 plans, net                               1       261                                         (254)
Amortization of deferred
 compensation                                                                                  364
Foreign currency
 translation adjustments
 for the year                                                                                               (47)
Writedown from pending
 sale/disposition of
 Asia/Pacific and
 Canadian Building
 Products Operations                                                                                      5,925
- -----------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31,
 1995                        $ --      $162  $172,350   $6,042  $(202,820)    $(5,001)      $ (398)    $   (329)
- -----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1993, 1994 AND 1995
1. NATURE OF BUSINESS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Robertson-Ceco Corporation (the "Company"), owns and operates three pre-engi-neered metal building companies: Ceco Building Systems, Star Building Systems, and H. H. Robertson Building Systems (Canada). The Company's pre-engineered metal buildings are manufactured at plants in California, Iowa (two separate plant locations), Mississippi, North Carolina, and in Ontario, Canada. The buildings are sold primarily through builder/dealers located throughout the United States and Canada to the industrial and commercial building market. The buildings are erected by the dealer network supplemented by subcontractors and, in certain cases, by Company erection crews.

2. SUMMARY OF ACCOUNTING POLICIES
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1995 presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ac-tual results may differ from these estimates.

FOREIGN CURRENCY TRANSLATION
Asset and liability accounts of foreign subsidiaries and affiliates are trans-lated into U.S. dollars at current exchange rates. Income and expense accounts are translated at average rates. Any unrealized gains or losses arising from the translation are charged or credited to the foreign currency translation adjustments account included in stockholders' equity (deficiency). Foreign currency gains and losses resulting from transactions, except for intercompany debt of a long-term investment nature, are included in other income (expense)- net and amounted to $(382,000), $(27,000) and $22,000, respectively for the years ended December 31, 1993, 1994 and 1995.

FINANCIAL INSTRUMENTS
The Company sometimes enters into foreign exchange contracts as hedges against exposure to fluctuations in exchange rates associated with certain transac-tions denominated in foreign currencies, principally receivables. Market value gains or losses on these contracts are included in the results of operations and generally offset gains or losses on the related transactions. The terms of the Company's forward contracts are generally less than one year. Gains and losses on these contracts are deferred and recognized as adjustments of carry-ing amounts when the hedged transaction occurs. Deferred gains or losses at December 31, 1995 are not significant.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is determined us-ing the last-in, first-out ("LIFO") method for certain inventories and the first-in, first-out ("FIFO") method for other inventories.

PROPERTY
Property is stated at cost. Depreciation is computed for financial statement purposes by applying the straight-line method over the estimated lives of the property. For federal income tax purposes, assets are generally depreciated using accelerated methods. Amortization of assets under capital leases is in-cluded with depreciation expense.

Estimated useful lives used in computing depreciation for financial statement purposes are as follows:

Land improvements                 10-25 years
Buildings and building equipment  25-33 years
Machinery and equipment            3-16 years

INCOME TAXES
The provision for income taxes is based on earnings reported in the financial statements. Deferred tax assets, when considered realizable, and deferred tax liabilities are recorded to reflect temporary differences between the tax ba-ses of assets and liabilities for financial reporting and tax purposes.

REVENUE
Revenue from product sales is recognized generally upon passage of title or acceptance at a job site. Revenue from construction services is recognized generally using the percentage-of-completion method which recognizes income ratably over the period during which contract costs are incurred. A provision for loss on construction services in progress is made at the time a loss is determinable.

INSURANCE LIABILITIES
The Company is self-insured in the U.S. for certain health insurance, worker's compensation, general liability and automotive liability, subject to specific retention levels. Insurance liabilities consist of estimated liabilities in-curred but not yet paid.

                                          Robertson-Ceco Corporation

DEFERRED REVENUES
Billings in excess of revenues earned on construction contracts are reflected in other accrued liabilities as deferred revenues. Revenues earned in excess of billings are included in accounts receivable as unbilled receivables.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES
The excess of cost over the net assets of acquired businesses relates to the Company's acquisitions of its Ceco and Star metal buildings businesses. Such costs are being amortized on a straight-line basis over a period of 40 years. The Company periodically reviews the carrying value of its excess of cost over net assets of acquired businesses to determine whether facts and circumstances exist which would indicate that the assets are impaired. No such determination has been made to date.

CASH AND CASH EQUIVALENTS
As used in the consolidated statements of cash flows, cash equivalents repre-sent those short-term investments that can be easily converted into cash and that have original maturities of three months or less.

EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) per common share is based on the weighted average number of common shares and common share equivalents outstanding during each period. War-rants to purchase common stock, outstanding stock options and restricted stock are included in the earnings (loss) weighted average share computations if the effect is not antidilutive. Earnings (loss) used in the computation, is earn-ings (loss), less dividends paid or payable on preferred stock. On July 23, 1993, a 1 for 16.5 reverse split (the "Reverse Split") of the Company's common stock became effective. The Reverse Split followed the issuance as of July 14, 1993 of 10,178,842 shares, after giving effect to the Reverse Split, in ex-change for $63,734,000 principal amount of the Company's 15.5% Subordinated De-bentures due 2000 and 500,000 shares of the Company's Preferred Stock pursuant to an exchange offer (the "Exchange Offer") for such debentures and preferred stock consummated on that date (see Note 9). All common stock share amounts and per share data presented herein are restated to reflect the Reverse Split.

3. DIVESTITURES
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On November 9, 1993, the Company sold, for no cash consideration, its Building Products subsidiary located in the United Kingdom (the "U.K. Subsidiary"). Af-ter completion of the sale of the U.K. Subsidiary, the Company remains contin-gently liable under a Company letter of credit which had an outstanding value of $1,922,000 at December 31, 1995 and which secures the former subsidiary's banking line; under an equipment lease which had an outstanding balance of ap-proximately $2,065,000 at December 31, 1995; and under certain performance guarantees which arose prior to the sale. On February 26, 1996, the bank exer-cised its right to draw upon the letter of credit and the Company paid $1,908,000 to the bank. The Company is currently evaluating its alternatives with respect to recovering the letter of credit amount from the former U.K. Subsidiary; however, there is no assurance that the Company's attempts at re-covery will be successful.

On December 27, 1994, the Company sold the business and assets of its remaining U.S. Building Products operation, the Cupples Products Division (the "Cupples Division"), which manufactured curtainwall systems, to a newly formed company owned by a member of the Company's Board of Directors, for $800,000 cash and the assumption of certain liabilities by the purchaser. Pursuant to the terms of the sale agreement, the Company transferred certain contingent future rights to receive up to $900,000 of the proceeds, if any, relating to a curtainwall project which was in progress (see Note 15).

During the third quarter of 1994, the Company decided to sell or dispose of its remaining European Building Products operations (the "European Operations"). The Company sold its subsidiaries located in Holland and Spain in 1995. After the above sales, the Company has one remaining operating subsidiary located in Europe (the "Norway Subsidiary") the sale of which is currently being negotiat-ed.

On March 3, 1995, the Company sold the business and assets of its Concrete Con-struction business (the "Concrete Construction Group") to Ceco Concrete Con-struction Corp., ("Ceco Concrete"), a newly formed company owned by an entity controlled by the Company's Chief Executive Officer. The consideration con-sisted of $11,500,000 of cash, adjusted to reflect an as of sale date of Octo-ber 1, 1994, a $3,000,000 interest bearing promissory note payable in three equal annual installments, with interest at 7% (the "Concrete Note"), and the assumption of certain liabilities by the purchaser. Upon the closing of the sale, the Company received $8,000,000 of cash, after adjustments. For purposes of the December 31, 1994 Consolidated Balance Sheet, the assets and liabilities of the Concrete Construction Group were netted and classified as assets held for sale--current.

During the fourth quarter of 1995, the Company decided to divest of its remain-ing Building Products operations which are located in Australia, Northeast Asia and Southeast Asia (the "Asia/Pacific

DECEMBER 31, 1993, 1994 AND 1995

Building Products Operations") and in Canada (the "Canadian Building Products Operations"). In connection therewith, during the fourth quarter of 1995, the Company recorded a charge of $19,455,000, which included the write-off of $5,925,000 of foreign currency translation adjustment, to reduce the carrying value of the operations to their estimated net realizable value.

The decision to divest the Asia/Pacific and the Canadian Building Products Op-erations, along with the sale of the Norway Subsidiary, represents the Company's complete exit from the Building Products business. For accounting purposes, the Concrete Construction Group and the Building Products Group were each considered a separate business segment. Accordingly, the Company's Con-solidated Statements of Operations are reclassified to reflect these busi-nesses as discontinued operations. For purposes of the December 31, 1995 Con-solidated Balance Sheet, the assets and liabilities of the Asia/Pacific and Canadian Building Products Operations are netted and classified as assets held for sale--current. The components of net assets held for sale--current are as follows:

(Thousands)                                       December 31,  1995
- ---------------------------------------------------------------------
Accounts and notes receivable, net                          $ 15,439
Inventories                                                    6,446
Property, net                                                  1,924
Prepaid pensions                                               5,527
Other assets                                                   2,784
Loans payable and debt                                        (1,544)
Accounts payable                                              (4,767)
Other liabilities                                             (8,279)
Provisions to reduce net assets to estimated net
 realizable value                                            (13,530)
                                                            --------
                                                            $  4,000
                                                            ========

During 1988, the Company adopted a formal plan to discontinue its fixed-price custom curtainwall operations. During 1989, the existing contracts related to the discontinued operation were substantially physically completed; however, several of the contracts have been the subject of various disputes and litiga-tion relating to performance, scope of work and other contract issues. The charges recorded in 1993 and 1994 relate to costs incurred to provide for the settlement of contract disputes, litigation and rectification costs. Such pro-visions are made when it is probable that a loss has been incurred and the amount of the loss can be estimated.

The following table summarizes the revenues and income/(losses) of the Company's businesses which have been accounted for as discontinued operations. Income (loss) from discontinued operations are net of tax expense/(benefit) of $9,000, $256,000 and $(400,000) during 1993, 1994 and 1995, respectively.

                                               Years Ended December 31
                                            ----------------------------
(Thousands)                                     1993      1994      1995
- -------------------------------------------------------------------------
Revenues
 Building Products Group                    $ 97,319  $ 60,186  $ 48,431
 Concrete Construction Group                  64,249    69,686    11,088
                                            --------  --------  --------
   Total                                    $161,568  $129,872  $ 59,519
                                            ========  ========  ========
Discontinued operations
 Income (loss) from discontinued operations
 Building Products Group                    $ (4,952) $ (7,382) $   (388)
 Concrete Construction Group                   4,632     5,189       505
 Fixed price custom curtainwall               (2,500)   (8,000)       --
                                            --------  --------  --------
   Total                                    $ (2,820) $(10,193) $    117
                                            ========  ========  ========
Gain (loss) on sale/disposal of
 business segment
 Building Products Group                    $ (9,700) $(11,400) $(19,455)
 Concrete Construction Group                      --        --     3,450
                                            --------  --------  --------
   Total                                    $ (9,700) $(11,400) $(16,005)
                                            ========  ========  ========

4. RESTRUCTURING ACTIONS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
In connection with its restructuring initiatives, the Company recorded re-structuring charges of $2,075,000 in 1994. The 1994 restructuring charges re-late primarily to the downsizing of operations and the termination of approxi-mately thirty-six employees, substantially all of whom had been terminated as of December 31, 1994.

The amounts accrued and charged against the restructuring liabilities during each of the years ended December 31, 1994 and 1995 are as follows:

                                                       Reclassi-
                                      1995           fication of
                       Balance   Provision            Businesses  Balance
                       Dec. 31         and     1995    Sold/Held  Dec. 31
(Thousands)               1994 Adjustments  Charges     For Sale     1995
- -------------------------------------------------------------------------
Employee terminations   $2,404      $ (511) $(1,251)       $ (93)  $  549
Other                      198         600     (541)         734      991
                        ------      ------  -------        -----   ------
                        $2,602      $   89  $(1,792)       $ 641   $1,540
                        ======      ======  =======        =====   ======
                                                       Reclassi-
                                      1994           fication of
                       Balance   Provision            Businesses  Balance
                       Dec. 31         and     1994    Sold/Held  Dec. 31
(Thousands)               1993 Adjustments  Charges     For Sale     1994
- -------------------------------------------------------------------------
Employee terminations   $3,351      $3,498  $(3,811)       $(634)  $2,404
Other                    1,882         (78)  (1,497)        (109)     198
                        ------      ------  -------        -----   ------
                        $5,233      $3,420  $(5,308)       $(743)  $2,602
                        ======      ======  =======        =====   ======

                                          Robertson-Ceco Corporation

5. CASH AND RELATED MATTERS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cash and cash equivalents consisted of the following:

                 December 31
               -------------
(Thousands)      1994   1995
- ----------------------------
Cash           $4,984 $  241
Time deposits   2,906  9,427
               ------ ------
  Total        $7,890 $9,668
               ====== ======

On January 20, 1995, the Company entered into a settlement with respect to cer-tain unresolved items pertaining to the sale of certain businesses. Under the terms of the settlement agreement, the Company received $1,668,000 of previ-ously restricted cash and paid $375,000 to settle certain legal claims.

6. ACCOUNTS RECEIVABLE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company grants credit to its customers, substantially all of which are in-volved in the construction industry. At December 31, 1994 and 1995, the Company's accounts receivable due from customers located outside of the United States totaled $16,019,000 and $4,018,000, respectively. Accounts receivable included unbilled retainages of $654,000 and $465,000, respectively, at Decem-ber 31, 1994 and 1995. There were no retainages due beyond one year at December 31, 1995.

7. INVENTORIES
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Inventories consisted of the following:

                            December 31
                        ---------------
(Thousands)                1994    1995
- ---------------------------------------
Work in process         $ 6,211 $ 4,880
Materials and supplies   11,614   8,608
                        ------- -------
  Total                 $17,825 $13,488
                        ======= =======

At December 31, 1994 and 1995, approximately 85% and 100%, respectively, of in-ventories were valued on the LIFO method. The LIFO value for those inventories approximated their FIFO value at December 31, 1994 and 1995.

8. OTHER ACCRUED LIABILITIES
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Other accrued liabilities consisted of the following:

                                      December 31
                                  ---------------
(Thousands)                          1994    1995
- -------------------------------------------------
Payroll and related benefits      $11,778 $10,378
Warranty and backcharge reserves    3,367   3,854
Deferred revenues                   1,778   1,450
Reserves for restructuring          2,460     753
Accrued interest                    1,804   2,821
Other                              11,615   8,825
                                  ------- -------
  Total                           $32,802 $28,081
                                  ======= =======

9. DEBT
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Long-term debt consisted of the following:

                                                                 December 31
                                                             ---------------
(Thousands)                                                     1994    1995
- ----------------------------------------------------------------------------
Foothill Term Loan Note                                      $ 5,000 $ 5,000
12% Senior Subordinated Notes due November 1999:
 Face amount                                                  21,260  22,535
 Capitalized future interest payments                         13,444  10,817
15.5% Discount Subordinated Debentures due
November 2000                                                  4,845   4,882
Debt of foreign subsidiaries with interest from 6.4% to 11%
 due 1995 to 1998                                                358      --
                                                             ------- -------
  Total                                                       44,907  43,234
                                                             ------- -------
  Less current portion of principal                              134      --
  Less current portion of capitalized interest payable         1,352   2,704
                                                             ------- -------
  Long-term debt                                             $43,421 $40,530
                                                             ======= =======

The aggregate maturities of long-term debt, including future cash interest pay-ments on capitalized interest, at December 31, 1995 were as follows:

(Thousands)
- ----------------------------------------------------------------------------
1996                                                                 $ 2,704
1997                                                                   2,704
1998                                                                   2,704
1999                                                                  30,240
2000                                                                   5,196
                                                                     -------
Total maturities of long-term debt                                    43,548
                                                                     -------
Less unamortized discount on 15.5% Discount Subordinated Debentures      314
                                                                     -------
Total carrying value of long-term debt                               $43,234
                                                                     =======

DECEMBER 31, 1993, 1994 AND 1995

In connection with the Exchange Offer, all future interest payments on the Company's 12% Senior Subordinated Notes were capitalized. For purposes of de-termining the debt maturities of the 12% Senior Subordinated Notes, capitalized future interest payments are considered maturities of long-term debt when cur-rently due.

On April 12, 1993, the Company entered into a credit agreement with Foothill Capital Corporation ("Foothill"). Under the terms of the credit agreement, Foothill agreed to provide the Company with a term loan and a revolving line of credit of up to a maximum amount of $35,000,000. On May 18, 1994, the Company entered into an amendment to its existing agreement with Foothill (such amended agreement being hereinafter referred to as the "Credit Facility"), which under its terms, amended the Company's existing credit facility by increasing the Company's maximum availability under the facility by $10,000,000 to $45,000,000, incorporated certain receivables, inventory and property, plant and equipment of the Company's Canadian Building Products Operations and Cana-dian Metal Buildings business into the definition of the Borrowing Base, and extended the term of the Credit Facility to May 18, 1999.

The Credit Facility requires that the Company borrow $5,000,000 under a term loan and provides for issuances of commercial or standby letters of credit or guarantees of payment with respect to such letters of credit in an aggregate amount not to exceed $32,000,000 and/or additional borrowings, based upon availability under the Borrowing Base. The $5,000,000 term loan is evidenced by a term loan note (the "Term Loan Note") that bears interest which is payable monthly at a rate equal to twenty-four percentage points above the reference rate (the reference rate is equivalent to the prime rate at designated institu-tions) on 50% of the Term Loan Note and at a rate of 3% above the reference rate on the remaining 50% of the Term Loan Note. The Credit Facility requires that the Company pay a monthly fee equal to 2.5% per annum of the average let-ters of credit and letter of credit guarantees outstanding, and a fee equal to
 .5% per annum of 61.11% of the average unused line of credit. All other obliga-tions under the Credit Facility bear interest at the higher of three percent above the reference rate or nine percent per annum. The Credit Facility also provides for the payment of penalties, depending on the year, in the event the Credit Facility is terminated by the Company, prior to the end of the term.

Availability under the Credit Facility is based on a percentage of eligible (as defined in the Credit Facility and subject to certain restrictions) accounts receivable and inventory, plus a base amount (which base amount is reduced by $166,667 per month and is subject to reduction in the case of sales of certain property, plant and equipment, plus the amount provided by the Company as cash collateral, if any (each together the "Borrowing Base"). At December 31, 1995, the Borrowing Base was estimated to be $33,695,000, which included $1,625,000 of collateral related to the Canadian Building Products Operation which is pending sale/disposition, and was used to support the $5,000,000 Term Loan Note and $25,475,000 of outstanding letters of credit which are primarily used to support insurance programs, bonding programs, certain foreign credit facilities and other financial guarantees. The Company had unused availability under the Credit Facility of $3,219,000 at December 31, 1995.

As collateral for its obligations under the Credit Facility, the Company granted to Foothill a continuing security interest in and lien on substantially all of the Company's assets. The Credit Facility contains certain financial covenants with respect to the Company's tangible net worth and current ratio. In addition, there are covenants which prohibit the Company from paying divi-dends on or acquiring any of its capital stock and which either restrict or limit the Company's ability to take certain actions involving other indebted-ness, liens, mergers, acquisitions, consolidations, dispositions, sales of as-sets, investments, capital expenditures, guarantees, prepayment of debt, trans-actions with affiliates and other matters.

Upon entering into the original credit agreement with Foothill, the Company was required to pay a $350,000 commitment fee, and to deliver a facility note in an amount equal to $4,000,000 (the "Facility Note"). The Facility Note, plus ac-crued interest, which combined were $4,123,000, were paid in full on November 30, 1993 in a noncash transaction through the issuance of 1,374,292 shares of the Company's common stock to Foothill. At December 31, 1995, the Company has recorded $3,237,000 of capitalized debt issuance costs related to the Credit Facility which is being amortized as interest expense over the term of the fa-cility.

At December 31, 1995, the Company's Asia/Pacific Building Products Operations had outstanding short-term bank borrowings of $1,115,000, outstanding long-term debt of $428,000, including the current portion, and outstanding performance bonds and other guarantees amounting to $2,995,000, which were supported by the local entities' assets and a $2,000,000 letter of credit issued under the Credit Facility. The Company had no other short-term borrowings during 1995.

At December 31, 1995, the Company had outstanding performance and financial bonds of $26,404,000, which generally provide a

                                          Robertson-Ceco Corporation

guarantee as to the Company's performance under contracts and other commitments and are collateralized in part by letters of credit which are issued under the Credit Facility. The outstanding bond amounts above include approximately $20,419,000 of performance bonding related to businesses which were previously sold or are pending disposition (see Note 3).

On July 14, 1993, the Company consummated its Exchange Offer. Under the terms of the Exchange Offer, the 15.5% Subordinated Debenture holders other than Sage RHH (see Note 15) who tendered their bonds each received $407.57 in principal amount of the Company's 12% Senior Subordinated Notes due 1999, plus 111.4 shares of the Company's common stock for each $1,000 aggregate principal amount of 15.5% Subordinated Debentures. Sage RHH, an investor which controlled ap-proximately 29% of the 15.5% Subordinated Debentures and 33.8% of the Company's common stock at the time of the Exchange Offer received approximately 260.4 shares of the Company's common stock for each $1,000 aggregate principal amount of 15.5% Subordinated Debentures tendered. The Company's Preferred Stock holder received 54.8 shares of common stock for each 200 shares of Preferred Stock plus accrued but unpaid dividends, which in the aggregate totaled $281,250 for all of the Preferred Stock. Pursuant to the Exchange Offer, $63,734,000 princi-pal amount of 15.5% Subordinated Debentures plus accrued but unpaid interest of $17,128,000 were exchanged for an aggregate of $17,850,000 principal amount of the Company's 12% Senior Subordinated Notes and 10,041,812 shares of the Company's common stock, and all 500,000 outstanding shares of the Preferred Stock were exchanged for an aggregate of 137,030 shares of the Company's common stock.

Interest on the 12% Senior Subordinated Notes is payable semi-annually on May 31 and November 30 of each year. Interest accruing on the 12% Senior Subordi-nated Notes through and including May 31, 1995 was payable, at the Company's option, in cash or additional 12% Senior Subordinated Notes and after May 31, 1995 is payable in cash. The Company elected to pay all interest which was due on the 12% Senior Subordinated Notes through and including the May 31, 1995 payment in additional notes. The 12% Senior Subordinated Notes will mature No-vember 30, 1999, and are redeemable at the Company's option, at any time in whole or from time to time in part, at the principal amount thereof plus ac-crued interest to the redemption date. Indebtedness under the 12% Senior Subor-dinated Notes is senior to the Company's 15.5% Subordinated Debentures, and subordinate to the extent provided in the indenture to all indebtedness under the Credit Facility and any other indebtedness which by its terms provides that it shall be senior to the 12% Senior Subordinated Notes.

During the third quarter of 1993, the Company recorded an extraordinary gain of $5,367,000 from the exchange of the 15.5% Subordinated Debentures. In accor-dance with SFAS No. 15, all future interest payments which are due on the 12% Senior Subordinated Notes are recorded as part of long-term debt, and, as a re-sult, the Company has deferred the related economic gain and does not record any interest expense related to the 12% Senior Subordinated Notes in its Con-solidated Statement of Operations. On a proforma basis, assuming that the Ex-change Offer occurred at the beginning of the period, interest expense for the year ended December 31, 1993 would have been reduced by $6,491,000.

10. RENTAL AND LEASE INFORMATION
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company leases certain facilities and equipment under operating leases. To-tal rental expense charged to the Consolidated Statements of Operations for continuing operations on operating leases was $1,484,000, $1,604,000 and $1,708,000 for 1993, 1994 and 1995, respectively.

Future minimum rental commitments under operating leases at December 31, 1995 are as follows:

         (Thousands)
- --------------------
1996       $1,664
1997        1,444
1998        1,083
1999          175
2000           25
           ------
  Total    $4,391
           ======

The above amounts do not include rental commitments of the Asia/Pacific Build-ing Products Operations, the Canadian Buildings Products Operations, or rents payable under escalation clauses as the escalation amounts are not determin-able.

11. FINANCIAL INSTRUMENTS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company enters into various types of financial instruments in the normal course of business. The estimated fair value of amounts are determined based on available market information and, in certain cases, on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future. Fair values for cash and cash equivalents, restricted cash, and loans payable approximate their carrying value at December 31, 1995 due to the relatively short maturity of

DECEMBER 31, 1993, 1994 AND 1995

these financial instruments. The fair value of long-term debt, including the current portion of long-term debt at December 31, 1995, was estimated to be $31,050,000 compared to their carrying value of $43,234,000.

12. TAXES ON INCOME
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                                     Year Ended December 31
                                                 ----------------------------
(Thousands)                                          1993      1994      1995
- -----------------------------------------------------------------------------
Income (loss) from continuing operations before
 provision for taxes on income:
 Domestic                                        $(12,866) $ (1,008) $ 11,184
 Foreign                                              283       841     1,163
                                                 --------  --------  --------
  Total                                          $(12,583) $   (167) $ 12,347
                                                 ========  ========  ========

A reconciliation between taxes computed at the U.S. statutory federal income tax rate and the provision for taxes on income from continuing operations re-ported in the Consolidated Statements of Operations follows:

                                                      Year Ended December 31
                                                    --------------------------
(Thousands)                                             1993    1994      1995
- -------------------------------------------------------------------------------
Tax provision (credit) at U.S. statutory rate       $ (4,404) $  (58) $  4,321
Operating losses that could not be offset against
 taxable income                                        4,186      --        --
Differences between foreign and domestic tax rates         8      25        35
Net operating loss benefit                              (108)   (320)     (442)
Benefit attributable to reversal of net temporary
 differences                                              --      (7)   (4,272)
Other non-deductible expenses                            318     360       358
                                                    --------  ------  --------
Provision for taxes on income                       $     --  $   --  $     --
                                                    ========  ======  ========

The following is a summary of the significant components of the Company's net deferred tax liability at December 31, 1994 and 1995:

(Thousands)                                          1994      1995
- --------------------------------------------------------------------
Deferred tax assets:
 Insurance liabilities                           $  8,196  $  6,645
 Interest on 12% Senior Subordinated Notes          5,372     3,786
 Pension liabilities                                1,221     1,964
 Warranties, backcharges and job loss provisions    3,489     2,861
 Other expenses not currently deductible           16,619    13,671
 Operating loss carryforwards                      16,494    13,565
 Limited operating loss carryforwards               1,225     1,225
 Unrealized loss on sale/disposal of businesses     2,114     7,330
                                                 --------  --------
  Total tax assets                                 54,730    51,047
                                                 --------  --------
Deferred tax liabilities:
 Accelerated depreciation                          (6,457)   (3,465)
 Other items                                       (3,128)   (2,819)
                                                 --------  --------
  Total tax liabilities                            (9,585)   (6,284)
                                                 --------  --------
  Deferred tax asset valuation allowance          (46,045)  (45,213)
                                                 --------  --------
  Net deferred tax liability                     $   (900) $   (450)
                                                 ========  ========

During 1995, the valuation allowance decreased by $832,000. Due to the Company's recent history of cumulative operating losses and the cyclical nature of the Company's business, management believes that a full valuation allowance is required in all tax jurisdictions. Included in the unlimited loss carryforwards are deferred tax assets of $3,600,000 and $3,900,000 related to the Canadian operations net operating loss carryforwards for 1994 and 1995, re-spectively.

At December 31, 1995, the Company had U.S. net operating loss carryforwards of $33,375,000 for tax reporting purposes which are available to offset future in-come without limitation. The U.S. net operating loss carryforwards are avail-able for utilization until expiration in the years 2008 through 2010. In addi-tion, the Company has U.S. tax net operating loss carryforwards of $140,249,000, as well as a general business credit carryforward of $1,000,000, that existed as of the date of the Exchange Offer, which use is limited due to a "Change in Ownership," as defined in Section 382 of the Internal Revenue Code. The Company's ability to utilize such carryforwards and credits is re-stricted to an aggregate potential availability of $3,500,000, with an annual limitation of approximately $250,000 through the year 2008. Additionally, these carryforwards can be used to offset income generated by the sale of certain as-sets to the extent that the gain existed at the time of the Exchange Offer. This amount and the Company's unlimited, U.S. net operating loss carryforwards could be further limited should another "Change in Ownership" occur.

                                          Robertson-Ceco Corporation

Additionally, at December 31, 1995, the Company had net operating loss carryforwards at its Canadian subsidiary of approximately $11,204,000 which ex-pire in the years 1998 through 2000 and net operating loss carryforwards at its Asia/Pacific Building Products Operations of $4,767,000. In connection with the planned disposition of the Asia/Pacific Building Products Operations, the net operating loss carryforwards will be lost and, depending on the form of the disposition of the Canadian Building Products Operation, the Canadian net loss carryforwards may be lost. Undistributed earnings of the Canadian operations at December 31, 1995, amounted to approximately $43,000. No provision for income taxes has been made because the Company intends to invest such earnings perma-nently. If the Company were to repatriate all undistributed earnings, withhold-ing taxes assessed in the local country would not be material to the Consoli-dated Financial Statements at December 31, 1995.

13. CONTINGENT LIABILITIES AND COMMITMENTS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On March 3, 1995, the Company and its surety, Federal Insurance Company ("Fed-eral"), entered into an agreement (the "Federal Agreement") under which Federal agreed to hold the Company harmless from certain claims pending in connection with one of the Company's former Fixed Price Custom Curtainwall projects. Under the terms of the Federal Agreement, Federal assumed control of the litigation and will also be the beneficiary of any affirmative claim which the Company may receive. As consideration for Federal's obligations, the Company assigned to Federal the $3,000,000 interest bearing promissory note received from the Company's sale of the Construction Group, and agreed to pay Federal $1,000,000 per year, in equal quarterly installments, for seven years without interest commencing March 24, 1995. As security for the payment obligations to Federal, the Company granted to Federal a security interest in all of the Company's as-sets and the purchaser delivered a financial guarantee insurance policy secur-ing payment of the Concrete Note. The Federal Agreement provides that (i) at least 30% of the ownership of the common stock of the Company must be held jointly by the current Chairman of the Company, who currently controls approxi-mately 34% of the outstanding common stock and the current Chief Executive Of-ficer and Vice Chairman of the Company, who currently controls approximately 27% of the outstanding common stock and (ii) either or both must continue as chief executive officer and/or chairman of the Company. In the event such com-mon stock ownership and executive officers are not maintained, the Company will be required to make immediate payment of the remaining unpaid settlement amount which was $6,000,000 at December 31, 1995.

In the third quarter of 1995, the Company resolved and settled disputed claims related to a pre-engineered metal building project in Anchorage, Alaska. The outcome of these settlements did not have a material adverse effect on the con-solidated financial condition or results of operations of the Company.

There are various other proceedings pending against or involving the Company which are ordinary or routine given the nature of the Company's business. The Company has recorded a liability related to litigation where it is both proba-ble that a loss will be incurred and the amount of the loss can be reasonably estimated.

The Company continues to be liable for significant trailing liabilities which were associated with sold or discontinued businesses (see Note 3) prior to the sale or disposition dates including, in certain instances, liabilities arising from Company self-insurance programs, unfunded pension liabilities, warranty and rectification claims, various severance obligations, environmental clean-up matters, various Company guarantees with respect to such businesses, and unre-solved litigation arising in the normal course of the former business activi-ties. The management of the Company has made estimates as to the amount and timing of the payment of such liabilities which are reflected in the accompany-ing consolidated financial statements. Given the subjective nature of many of these liabilities, their ultimate outcome cannot be predicted with certainty. Based upon currently available information, management does not expect that the ultimate outcome of such matters will be materially different than what is cur-rently recorded in the accompanying consolidated financial statements.

The Company has been identified as a potentially responsible party by various federal and state authorities for clean-up at various waste disposal sites. While it is often extremely difficult to reasonably quantify future environmen-tal related expenditures, the Company has engaged various third parties to per-form feasibility studies and assist in estimating the cost of investigation and remediation. The Company's policy is to accrue environmental and clean-up re-lated costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Based upon cur-rently available information, including the reports of third parties, manage-ment does not believe that the reasonably possible loss in excess of the amounts accrued would be material to the consolidated financial statements.

DECEMBER 31, 1993, 1994 AND 1995

14. INCENTIVE PLANS, WARRANTS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
LONG-TERM INCENTIVE PLAN
The Company's 1991 Long-Term Incentive Plan, (the "Long Term Incentive Plan"), as amended and restated in 1993, provides for the grant of both cash-based and stock-based awards to eligible employees of, and persons or entities providing services to the Company and its subsidiaries and provides for one-time, auto-matic stock awards to non-employee members of the Board of Directors. Under the Long-Term Incentive Plan, the Company may provide awards in the form of stock options, stock appreciation rights, restricted shares, performance awards, and other stock based awards. Currently up to 1,400,000 shares of common stock are issuable under the Long-Term Incentive Plan, subject to appropriate adjustment in certain events. Shares issued pursuant to the Long-Term Incentive Plan may be authorized and unissued shares, or shares held in treasury. Awards may be granted under the Long-Term Incentive Plan through March 19, 2001, unless the plan is terminated earlier by action of the Board of Directors. At December 31, 1995, there were 978,000 shares under the Long-Term Incentive Plan which were available for grant.

On December 22, 1993, the Company granted awards (the "1993 Awards") of 564,000 restricted shares of the Company's common stock to certain executive officers and key employees. The awards are designed to incentivize management in a man-ner which would enhance shareholder value by tying vesting provisions to achievement of performance targets representing increases in the average market value of the Company's common stock. The accelerated vesting provisions include comparison of future share prices to a pre-determined base price (each measured on a 60-day average basis), cumulative market value appreciation targets over a three year period, and a requirement of continued employment with the Company except in certain specific circumstances. The base price for the 1993 Awards was $3.41 per share. The 1993 Awards also provide that if performance targets are not achieved by August 10, 1996, all unvested shares not forfeited will vest automatically on August 10, 2003, provided the holder is still an employee of the Company as defined in the plan. The 1993 Awards provide for immediate vesting if a change in the control of the Company occurs, as defined.

During 1994, 203,000 restricted shares from the 1993 Awards were forfeited as a result of employee terminations and 140,000 restricted shares of the 1993 Awards were vested pursuant to the provisions of an employment agreement be-tween the Company and a former president.

During 1995, 140,000 restricted shares were issued to the Company's President and Chief Operating Officer, for which one-third of the shares vested on the date of the grant, the second one-third vested on November 1, 1995, and the re-maining one-third vests on November 1, 1996. Also during 1995, 2,052 shares were issued to a director and 88,000 restricted shares from the 1993 Awards were forfeited as a result of employee terminations. At December 31, 1995, 180,000 unvested restricted shares were outstanding.

The fair market value of the restricted shares, based on the market price at the date of the grant, is recorded as deferred compensation, as a component of stockholders' equity, and deferred compensation expense is amortized over the period benefited.

WARRANTS
In connection with the merger of H.H. Robertson and Ceco Industries, Inc. on November 8, 1990, the Company assumed 1,470,000 of outstanding warrants of Ceco Industries. Each warrant, which is exercisable on or before December 9, 1996, provides for the right to purchase one stock unit at a price of $6.02 per unit, a unit being a fraction (as determined under the warrants) of a share. The war-rants currently provide the holders with the right to acquire an aggregate of 90,249 shares of the Company's common stock at an exercise price of $98.11 per share. The Company has reserved 90,249 shares of its common stock for issuance upon exercise of the warrants. These warrants are reflected in the accompanying Consolidated Balance Sheets at their fair value at the date of merger.


15. RELATED PARTY TRANSACTIONS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On September 15, 1992, Mulligan Partnership ("Mulligan") sold 297,655 shares of the Company's common stock, representing approximately 33.8% of the Company's then outstanding common stock, and $19,831,000 aggregate principal amount of the Company's 15.5% Subordinated Debentures, representing approximately 29% of the then outstanding principal amount of such 15.5% Subordinated Debentures, to Sage Capital Corporation ("Sage Capital"), a Wyoming corporation.

The rights of Frontera S.A., ("Frontera") an affiliate of Mulligan, under a Stockholders Agreement dated as of June 8, 1990 among the Company, Frontera and certain other stockholders, including the right to nominate certain members of the Company's Board of Directors, terminated upon the sale by Mulligan to Sage Capital. Mulligan assigned to Sage Capital, Mulligan's rights under the terms of a registration rights agreement dated as of November 8, 1990 between the Company and Frontera.

                                          Robertson-Ceco Corporation

On November 18, 1992, the Company elected the President of Sage Capital as the Company's President and Chief Executive Officer and as a Director, and elected the Managing Director of Sage Capital as a Director of the Company. On December 30, 1992, Sage Capital transferred its shares of common stock and the 15.5% Subordinated Debentures to Sage RHH, a partnership, with Sage Capital retaining an 80% ownership in Sage RHH. As described in Note 9, Sage RHH tendered all of its 15.5% Subordinated Debentures in connection with the Exchange Offer.

On December 2, 1993, the Company and its wholly owned subsidiary Robertson Espanola, S.A. ("Robertson Espanola") entered into an agreement (the "RC Agree-ment") with RC Holdings, Inc. ("RC Holdings") (formerly Heico Acquisitions, Inc.) which is indirectly controlled by the Company's Chief Executive Officer. Pursuant to the RC Agreement, RC Holdings, through an affiliate entity acquired 3,333,333 newly issued shares of the Company's common stock and certain inven-tory and interests related to a project in Madrid, Spain known as the Puerta de Europa project, for which the Company's Cupples Division had been providing the curtainwall system, Robertson Espanola had been providing certain project man-agement and administrative services, and the owner of the project had been placed in insolvency proceedings. The shares issued represented approximately 21.4% of the then outstanding shares of the Company after issuance of such shares. The Company received an aggregate of $10,000,000 in cash for the shares and assets. The RC Agreement also provides that, if RC Holdings is able to re-alize any proceeds in connection with the Puerta de Europa project, all re-ceipts in excess of $5,000,000 plus expenses incurred for completion and col-lection, will be split equally between RC Holdings and the Company (see Sale of Cupples Division below). The RC Agreement provides that, until the earlier of
(i) December 2, 1998, (ii) the date on which RC Holdings and its affiliates no longer hold 10% of the Company's outstanding common stock or (iii) the date on which the current President of RC Holdings ceases to be a controlling person with respect to RC Holdings and its affiliates, the Board of Directors of the Company shall not elect a chief executive officer without the prior written consent of RC Holdings. On December 9, 1993, the Board of Directors appointed the President and sole stockholder of RC Holdings as its chief executive offi-cer and vice chairman of the Board of Directors.

On August 1, 1994, the Company and Robertson Espanola entered into a subcon-tract agreement with RC Holdings (the "RC Subcontract"). Pursuant to the RC Subcontract, the Company and Robertson Espanola have undertaken to acquire and supply certain materials for, and to coordinate the installation of, the curtainwall system related to the above-mentioned Puerto de Europa project. The Company and Robertson Espanola will be paid for certain costs and expenses as-sociated with the performance of the RC Subcontract. During 1994, the Company, including Robertson Espanola, charged RC Holdings for costs and services per-formed pursuant to the RC Subcontract. Such amounts were not significant. Dur-ing the period January 1, 1995 through July 31, 1995 (the date at which Robert-son Espanola was sold to an unrelated third party), Robertson Espanola charged RC Holdings $413,000 for cost and services provided pursuant to the RC Subcon-tract.

On December 27, 1994, the Company sold the business and assets (including up to $900,000 of the Company's share of the excess proceeds from the above-mentioned Puerto de Europa project, if any, received by the Company pursuant to the RC Agreement) of its remaining U.S. Building Products operation, the Cupples Divi-sion, to Cupples Products, Inc. ("CPI"), a newly-formed entity owned by a mem-ber of the Company's Board of Directors, for $800,000 and the assumption of certain liabilities by the purchaser. The transaction and the consideration therefore were negotiated with the purchaser under the direction of a special committee of disinterested directors appointed by the Board of Directors. The sale agreement provides that CPI will provide certain services to the Company for certain fees, on an as-needed basis, to assist in the resolution of certain legal proceedings and warranty and rectification claims which arose prior to the sale date. Accordingly, the Company anticipates that certain business rela-tionships between the Company and CPI will continue in the future. During 1995, the Company received $500,000 from RC Holdings of the excess proceeds from the Puerto de Europa project, which was in turn paid to CPI, net of $420,000 for amounts owed by CPI to the Company (which amounts primarily related to payroll, payroll taxes and sale date cutoff related items).

On March 3, 1995, the Company sold the business and assets of its Concrete Con-struction Group to Ceco Concrete Construction Corp. ("Ceco Concrete"), a newly-formed entity controlled by the Company's Chief Executive Officer. The consid-eration consisted of $11,500,000 of cash, adjusted to reflect an as of sale date of October 1, 1994, a $3,000,000 interest bearing promissory note payable in three equal annual installments, with interest at 7%, and the assumption of certain liabilities by the purchaser. Upon the closing of the sale, the Company received $8,000,000 of cash, after adjustments. Additionally, an affiliate of the purchaser entered into an indemnity agreement with the Company's surety with respect to the Concrete Construction Group performance bonds which were outstanding at the date of the sale. The transaction and the consideration therefore were negotiated under the

DECEMBER 31, 1993, 1994 AND 1995

direction of a special committee of disinterested directors appointed by the Board of Directors of the Company, who engaged the services of an independent investment banker and were represented by an independent law firm.

During 1994, the Company agreed to pay $222,000 to a company affiliated with the Company's Chief Executive Officer for the services of an individual who served as President of the Company's Metal Buildings Group during the period from February 1994 through November 3, 1994 and as President and Chief Operat-ing Officer of the Company from November 3, 1994 through December 31, 1995. The Company also agreed to pay to another affiliated company of the Company's Chief Executive Officer $260,000 and $274,000, during 1994 and 1995, respectively, for manufacturing and certain other consulting services. Pursuant to a consult-ing agreement with Sage Capital, the Company paid $517,000 and $200,000, re-spectively, in 1993 and 1994, for financial and operational restructuring serv-ices. In connection with the sale of the Cupples Division, the consulting agreement with Sage Capital was terminated.

The Company has employment agreements and severance payment plans with respect to certain of its executive officers and certain other management personnel. These agreements generally provide for salary continuation for a specified num-ber of months under certain circumstances. Certain of the agreements provide the employees with certain additional rights after a change of control of the Company, as defined, occurs.

16. RETIREMENT BENEFITS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Historically, the Company has provided retiree benefits to substantially all of its U.S. and certain of its foreign employees under various defined benefit pension plans. In connection with the Company's restructuring initiatives, the Company amended its U.S. defined benefit pension plan, effective January 1, 1995, so that active salary employees will cease to accrue future benefits af-ter that date. Additionally, effective April 1, 1996, the plan was further amended so that certain U.S. active hourly employees who are not part of a col-lective bargaining agreement will cease to accrue future plan benefits. As a result of the plan amendments pertaining to the salary and hourly employees discussed above, the Company recorded curtailment losses of $465,000 in 1994 and $300,000 in 1995, respectively.

Benefits which are provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. Plan assets relative to the Company's defined benefit plans are invested in broadly diversified portfolios of government obligations, mutual funds, stocks, bonds and fixed income and equity securities.

On January 13, 1995, the Company filed an Application for Waiver of Minimum Funding Standard (the "Waiver Application") with the Internal Revenue Service (the "IRS") for two of its U.S. defined benefit pension plans for the plan years 1994 and 1995. In December of 1995, prior to receiving any notification from the IRS as to the outcome of the Company's Waiver Application, the Company made contributions totalling $9,610,000 to the two plans, thereby satisfying all past due contributions. Currently, the Company's funding policy is to make quarterly and annual installments to its defined benefit plans, as required by minimum funding standards determined in accordance with the Internal Revenue Code.

DEFINED BENEFIT PENSION PLANS
Net pension cost consisted of the following:

                                                     Year Ended December 31
                                                    -------------------------
(Thousands)                                            1993     1994     1995
- ------------------------------------------------------------------------------
Service cost-benefits earned during the year        $   926  $   699  $   241
Curtailment loss and special termination benefits
 from sale of the Cupples Division and termination
 of future benefit accruals for salaried and
 hourly employees                                       --       738      300
Interest cost on projected benefit obligation         5,222    4,305    4,195
Actual return on assets                              (5,536)     463   (8,622)
Net amortization and deferral                         1,355   (3,642)   5,700
                                                    -------  -------  -------
Net pension cost                                    $ 1,967  $ 2,563  $ 1,814
                                                    =======  =======  =======

The above net pension cost includes the pension expense related to certain of the Company's former employees of the Cupples Division and Concrete Construc-tion Group, which are recorded as discontinued operations (see Note 3). The amount of net pension expense which was allocated to the Cupples Division and Concrete Construction Group for the years ended 1993, 1994 and 1995 was $384,000, $365,000, and $70,000, respectively.

                                          Robertson-Ceco Corporation

  The following table sets forth the aggregate funded status of the Company's defined benefit pension plans:

                                                              December 31
                                                         -----------------
(Thousands)                                                  1994     1995
- ---------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Vested benefit obligation                               $ 52,440  $56,312
 Non-vested benefit obligation                              3,027      893
                                                         --------  -------
 Accumulated benefit obligation                            55,467   57,205
 Excess of projected benefit obligation over accumulated
  benefit obligation                                           --       --
                                                         --------  -------
Projected benefit obligation                               55,467   57,205
Plan assets at fair value                                  35,630   48,653
                                                         --------  -------
Projected benefit obligation in excess of plan assets     (19,837)  (8,552)
Unrecognized net loss                                       8,296    5,195
Remaining unrecognized net transition obligation              253      121
Adjustment required to recognize minimum liability         (8,549)  (5,316)
                                                         --------  -------
Net prepaid (accrued) pension cost recognized in the
 Consolidated Balance Sheets                             $(19,837) $(8,552)
                                                         ========  =======

Actuarial assumptions used for the Company's defined benefit plans were as fol-lows:

                                        Years Ended December 31
                                        -------------------------
                                           1993     1994     1995
- ------------------------------------------------------------------
Assumed discount rate                      7.25%    8.25%    7.25%
Assumed rate of compensation increase       5.0      5.0       --
Expected rate of return on plan assets      9.0      9.0      9.0

Additionally, certain U.S. salary employees and, beginning April 1, 1996, cer-tain hourly employees who are not part of a collective bargaining agreement are covered by a defined contribution plan which provides for contributions based primarily on compensation levels. The Company funds its contributions to the defined contribution plan as accrued. Plan assets of defined contribution plans are invested in bank funds. Expense related to the Company's defined contribu-tion plans included the following amounts:

                                Years Ended December 31
                                -----------------------
(Thousands)                        1993    1994    1995
- -------------------------------------------------------
U.S. defined contribution plan  $   604 $   608 $   655
                                ======= ======= =======

17. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company sponsors postretirement medical and life insurance plans that cover a closed group of certain eligible retirees and dependents of eligible retir-ees. None of the plans are funded, nor do they have any plan assets.

The following table sets forth the funded status reconciled with the amount recognized in the Company's Consolidated Balance Sheets.

                                                               December 31,
                                                           -----------------
(Thousands)                                                    1994     1995
- -----------------------------------------------------------------------------
Accumulated Postretirement Benefit Obligation ("APBO"):
 Retired employees                                         $(18,891) $(3,116)
                                                           ========  =======
 Unfunded accumulated benefit obligation in excess of plan
  assets                                                   $(18,891) $(3,116)
 Unrecognized net (gain)/loss                                  (117)  (4,565)
 Unrecognized transition obligation                          18,465    7,238
                                                           ========  =======
 Accrued postretirement benefit cost recognized in the
  Consolidated Balance Sheets                              $   (543) $  (443)
                                                           ========  =======
 Weighted average discount rate used in determination of
  APBO                                                         8.25%    7.25%
                                                           ========  =======

Net periodic postretirement benefit cost for 1993, 1994 and 1995 included the following components:

                                          Year Ended December 31,
                                          -------------------------
(Thousands)                                  1993     1994     1995
- --------------------------------------------------------------------
Interest cost                             $ 1,716  $ 1,413  $   320
Net amortization and deferral               1,567    1,542    1,541
                                          -------  -------  -------
Net periodic postretirement benefit cost  $ 3,283  $ 2,955  $ 1,861
                                          =======  =======  =======
Weighted average discount rate used in
 determination of APBO                       8.25%    7.25%    8.25%
                                          =======  =======  =======

For measurement of the net periodic postretirement benefit cost and the APBO, a 0% annual rate of increase in the per capita cost of covered health care bene-fits was assumed for the year 1995-1996; the rate was assumed to increase to 9.75% for the year 1996-1997, and then to decline uniformly to 5.75% by the year 2001-2002. The rate was assumed to be 5.25% for the year 2002-2003 and to remain at that level thereafter. During 1995, the Company amended its plans to eliminate health care coverage for participants age 65 and over and redesigned existing plans to include, beginning during 1996, various managed care health care programs and increased participant premiums. Decreases in the APBO and in the net periodic postretirement benefit cost from 1994 to 1995 reflect these amendments. Due to the elimination of post-65 health coverage in 1995, the med-ical trend rate assumption has a limited impact on results. For example, in-creasing the assumed health care cost trend rate by one percentage point for all future years would increase the accumulated postretirement benefit obliga-tion at December 31, 1995 by $93,000 and the total of the

DECEMBER 31, 1993, 1994 AND 1995

service cost and interest cost components of net period postretirement benefit cost for 1995 by $8,000.

In the fourth quarter of 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires an accrual method of recognizing postemployment benefits. The cumulative effect of adopt-ing SFAS No. 112 was $1,200,000, which principally reflects long-term disabil-ity income benefits which arose when the Company's policy was to self-insure such benefits. Prior to the adoption of SFAS No. 112, the Company expensed the net cost of providing these benefits on a pay-as-you-go basis. Amounts recog-nized in the prior and current years Consolidated Statements of Operations, exclusive of the effect of adopting SFAS No. 112, were not material.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Quarterly financial data is summarized as follows:

                                            FIRST   SECOND   THIRD     FOURTH
- -------------------------------------------------------------------------------
1995 (A)(B)
- -----------
Revenue................................... $60,927  $66,418 $ 70,620  $ 67,018
Cost of sales.............................  51,422   54,463   57,098    55,302
Income (loss) from continuing operations..   1,178    2,260    4,473     4,436
Net income (loss).........................   4,527    1,419    4,754   (14,241)
Income (loss) per share from continuing
 operations............................... $   .07  $   .14 $    .28  $    .28
Net income (loss) per common share........ $   .28  $   .09 $    .30  $   (.89)
1994 (a)(c)
- -----------
Revenue................................... $50,507  $66,124 $ 67,201  $ 67,752
Cost of sales.............................  45,587   55,794   55,458    57,109
Income (loss) from continuing operations..  (3,137)   1,183      (29)    1,816
Net income (loss).........................  (5,511)     918  (15,373)   (1,794)
Income (loss) per share from continuing
 operations............................... $  (.20) $   .08 $     --  $    .11
Net income (loss) per common share........ $  (.35) $   .06 $   (.97) $   (.11)

(a) The quarterly financial data presented has been reclassified to reflect the Building Products Group and the Concrete Construction Group as discontin-ued operations.

(b) During the first quarter of 1995, the Company recorded a gain on sale/disposal of business segment of $3,450,000 which related to the sale of the Concrete Construction Group and, during the fourth quarter of 1995, the Company recorded a $19,455,000 loss on sale/disposal of business segment to write-down the carrying value of the Asia/Pacific and Canadian Building Prod-ucts Operations to their estimated net realizable values.

(c) During the third and fourth quarters of 1994, the Company recorded losses on sale/disposal of business segment of $9,800,000 and $1,600,000, respective-ly, to write-down the carrying values of the Cupples Division and the European Operations to their estimated net realizable values. Additionally, in the third and fourth quarters of 1994, the Company recorded losses from discontin-ued operations of $6,000,000 and $2,000,000, respectively for the settlement of certain litigation related to the discontinued fixed price custom curtainwall operations. The Company recorded restructuring charges of $2,075,000 in the third quarter of 1994.

REPORT OF
INDEPENDENT
ACCOUNTANTS

To the Board of Directors and Stockholders of Robertson-Ceco Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficiency) and of cash flows present fairly, in all material respects, the financial position of Robertson-Ceco Corporation and its subsidiaries (the "Company") at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to ex-press an opinion on these financial statements based on our audits. We con-ducted our audits of these statements in accordance with generally accepted au-diting standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Boston, Massachusetts
March 21, 1996

FINANCIAL REVIEW
RESULTS OF OPERATIONS

Year Ended December 31, 1995 Compared with Year Ended December 31, 1994
Revenue for the year ended December 31, 1995 was $265.0 million, an increase of $13.4 million or 5.3% compared to 1994. The increase in revenue is primarily a result of improved market conditions in the United States and Canada. Addition-ally, revenues were affected by favorable weather conditions during the first quarter of 1995.

The Company's gross margin percentage was 17.6% in 1995 compared to 15.0% in 1994. The improvement in the gross margin percentage is largely due to effi-ciencies resulting from higher levels of revenue, generally higher selling prices for the Company's products, and actions taken by the Company to reduce overhead. Selling, general and administrative expenses decreased by $1.1 mil-lion in 1995 compared to 1994. The decrease in selling, general and administra-tive expenses is primarily a result of maintaining the same level of overall selling costs despite increased levels of revenue, savings resulting from head-count and other cost reduction initiatives associated primarily with finance and administrative functions implemented in prior years, and lower costs asso-ciated with the Company's post retirement medical programs, partially offset by higher costs associated with implementation of new information systems and de-centralization initiatives.

Operating income during the year ended December 31, 1995 was $15.9 million, compared to $3.7 million during the same period in 1994. The increase in oper-ating income is primarily the result of higher revenues, improved gross margins and lower selling, general and administrative expenses. Additionally, during 1994, the Company recorded provisions for restructuring of $2.1 million related to severances and other overhead reduction measures taken during 1994.

Interest expense for the year ended December 31, 1995 was $4.3 million compared to $4.2 million in 1994, an increase of $.1 million.

Other income (expenses)--net for the year ended December 31, 1995 was $.8 mil-lion as compared to $.3 million in 1994. The increase in other income is pri-marily the result of higher interest income.

For the year ended December 31, 1995, income from continuing operations was $12.3 million compared with a loss of $.2 million in 1994.

As a result primarily of the utilization of deferred tax assets, the Company was not required to record a provision for income taxes in 1995 or 1994. At De-cember 31, 1995, the Company had domestic net operating loss carryforwards of approximately $33.4 million for tax reporting purposes, which are available to offset future income without limitation and which expire in the years 2008 through 2010. In the event that the Company experiences a "Change in Owner-ship," as defined in Section 382 of the Internal Revenue Code, the Company's ability to utilize its unused tax loss carryforwards which existed prior to the change in ownership would be limited. (See Note 12 of the Notes to Consolidated Financial Statements.)

At December 31, 1995, the backlog of unfilled orders believed to be firm for the Company's Metal Buildings Group was approximately $63.1 million compared to a corresponding Metal Buildings Group backlog of approximately $76.4 million at December 31, 1994. Substantially all of the December 31, 1995 backlog is ex-pected to be executed in 1996.

Year Ended December 31, 1994 Compared with Year Ended December 31, 1993
Revenue for the year ended December 31, 1994 was $251.6 million, an increase of $33.2 million or 15.2% compared to 1993. The increase in revenue reflects pri-marily improved market conditions in the United States and Canada.

The Company's gross margin percentage was 15.0% in 1994 compared to 13.5% in 1993. The improvement in the gross margin percentage is primarily a result of efficiencies associated with higher revenue levels. Selling, general and admin-istrative expenses decreased by $1.1 million in 1994 compared to the same pe-riod in 1993. The decrease in selling, general and administrative cost is pri-marily due to measures taken by the Company in 1994 to reduce finance and ad-ministration expenses.

Operating income was $3.7 million in 1994, an increase of $7.2 million compared to the same period in 1993. The increase in operating income is due to the in-crease in gross profit, resulting primarily from higher revenues, reductions in selling, general and administrative expenses, offset in part by provisions for restructuring associated with severances and other overhead reduction measures taken in 1994.

Interest expense for the year ended December 31, 1994 was $4.2 million compared to $9.5 million in 1993, a decrease of $5.4 million. The decrease in interest expense in 1994 is primarily due to the completion of the Exchange Offer (see
Note 9 of the Notes

                                          Robertson-Ceco Corporation

to Consolidated Financial Statements) which became effective July 14, 1993. On a pro forma basis, assuming the Exchange Offer had occurred on January 1, 1993, interest expense in 1993 would have been reduced by $6.5 million. Exclusive of the effect of the Exchange Offer, the increase in interest expense in 1994 over 1993 is primarily the result of the higher costs associated with the Company's new credit facility which was entered into in April of 1993.

Other income (expenses)--net for the year ended December 31, 1994 was $.3 mil-lion in 1994 compared to $.5 million in 1993.

For the year ended December 31, 1994, losses from continuing operations were $.2 million compared with $12.6 million in 1993.

RESULTS OF DISCONTINUED OPERATIONS
In November 1993, the Company sold its Building Products subsidiary located in the United Kingdom. During the fourth quarter of 1994, the Company sold its re-maining U.S. Building Products operation, the Cupples Products Division (the "Cupples Division") which manufactured curtainwall systems, to a newly formed Company owned by a member of the Company's Board of Directors, and commenced a plan to sell or dispose of its remaining European Building Products operations. The sale of the Cupples Division was completed December 27, 1994 and, during 1995, the Company sold its subsidiaries located in Holland and Spain. After the above sales, the Company has one remaining operating Building Products subsidi-ary in Europe (the "Norway Subsidiary"), the sale of which is currently being negotiated.

On March 3, 1995, the Company sold its Concrete Construction Group to an entity owned by a company which is controlled by the Company's Chief Executive Offi-cer. In the fourth quarter of 1995, the Company developed a plan to divest of its remaining Building Products operations which are located in the Asia/Pacific region and in Canada. The decision to divest of the Asia/Pacific and the Canadian Building Products Operations, along with the sale of the Nor-way Subsidiary, represents the Company's complete exit from the Building Prod-ucts business. In connection with the Company's sale of its Concrete Construc-tion Group, the Company recorded a gain of $3.5 million in the first quarter of 1995 and, in connection with the Company's plan to exit its remaining Building Products Operations, the Company recorded a loss of $19.5 million in the fourth quarter of 1995.

For accounting purposes, the Concrete Construction Group and Building Products Group were each considered a separate business segment and, accordingly, the Company's Consolidated Statements of Operations were reclassified to reflect these businesses as discontinued operations.

The following table summarizes the revenues, income/(loss) from discontinued operations and gains/(losses) from the sale/disposal of the above business seg-ments during the three years ended December 31, 1993, 1994 and 1995:

                                                 Years Ended December 31
                                              ----------------------------
                                                  1993      1994      1995
- ---------------------------------------------------------------------------
Revenues
 Building Products Group                      $ 97,319  $ 60,186  $ 48,431
 Concrete Construction Group                    64,249    69,686    11,088
                                              --------  --------  --------
  Total                                       $161,568  $129,872  $ 59,519
                                              --------  --------  --------
Discontinued operations
 Income (loss) from discontinued operations:
 Building Products Group                      $ (4,952) $ (7,382) $   (388)
 Concrete Construction Group                     4,632     5,189       505
 Fixed Price Custom Curtainwall                 (2,500)   (8,000)       --
                                              --------  --------  --------
  Total                                         (2,820)  (10,193)      117
                                              --------  --------  --------
Gain (loss) on sale/disposal of
 business segments:
 Building Products Group                        (9,700)  (11,400)  (19,455)
 Concrete Construction Group                        --        --     3,450
                                              --------  --------  --------
  Total                                         (9,700)  (11,400)  (16,005)
                                              --------  --------  --------
                                              $(12,520) $(21,593) $(15,888)
                                              ========  ========  ========

Charges recorded during 1993 and 1994 related to the Fixed Price Custom Curtainwall business reflect primarily the settlement of contract disputes, litigation and rectification costs associated with this former business which was exited in 1988.

ACCOUNTING CHANGES
In March 1995, the Financial Accounting Standards Board ("FASB") issued State-ment of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("FAS 121"). The Company believes that the adoption of FAS 121 will not have a material im-pact on the Company's financial statements. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"). The Company has elected to adopt the require-ments of FAS 123 in 1996 through disclosure only.

LITIGATION AND ENVIRONMENTAL
During 1995, the Company resolved and settled disputed claims related to a Building Products construction contract and a pre-engineered metal building project. The outcome of these settlements did not have a material adverse effect on the consolidated financial condition or re-sults of operations of the Company (see Note 13 of the Notes to Consolidated Financial Statements).

There are various proceedings pending against or involving the Company which are ordinary or routine given the nature of the Company's existing and prior businesses. The Company has recorded a liability related to litigation where it is both probable that a loss has been incurred and that the amount of the loss can be reasonably estimated. While the outcome of the Company's legal proceed-ings cannot at this time be predicted with certainty, management does not ex-pect that these matters will have a material adverse effect on the Consolidated Balance Sheet or Statement of Operations of the Company.

The Company has been identified as a potentially responsible party by various federal and state authorities for clean-up at various waste disposal sites. While it is often extremely difficult to reasonably quantify future environmen-tal related expenditures, the Company has engaged various third parties to per-form feasibility studies and assist in estimating the cost of investigation and remediation. The Company's policy is to accrue environmental and clean-up re-lated costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Based upon currently available information, including the reports of third parties, man-agement does not believe that the reasonably possible loss in excess of the amounts accrued would be material to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES
During the year ended December 31, 1995, the Company used approximately $1.4 million of cash to fund its operating activities. Included in this amount is $9.9 million utilized to fund the Company's defined benefit pension plans. On January 13, 1995, the Company filed an Application for Waiver of Minimum Fund-ing Standard (the "Waiver Application") with the Internal Revenue Service (the "IRS"), for two of its U.S. defined benefit pension plans for the plan years 1994 and 1995. In December 1995, prior to receiving any notification from the IRS as to the outcome of the Company's Waiver Application, the Company made contributions totalling $9.6 million to the two plans, thereby satisfying all past due contributions. The remaining uses of operating cash during 1995 re-flect primarily the funding of trailing liabilities associated with sold and closed businesses, improvement in the aging of vendor payables and settlement of workers' compensation, general liability and legal claims, offset by cash generated primarily by the Company's Metal Buildings operations. During the first quarter of 1995, the Company entered into an agreement (the "Federal Agreement") (see Note 13 of the Notes to Consolidated Financial Statements), with one of its surety's with respect to certain litigation related to a former Fixed Price Custom Curtainwall project whereby the Company agreed to pay the surety $250,000 per quarter until December 2001. The Federal Agreement further provides that in the event certain changes in the ownership or management of the Company occurs, then all amounts outstanding, which were $6 million at De-cember 31, 1995, would become immediately due and payable.

In addition, during the year ended December 31, 1995, the Company spent approx-imately $5.5 million on capital expenditures, most of which were directed to-ward implementing new design and information systems and upgrading and improv-ing manufacturing equipment. Cash proceeds from sales of property, plant and equipment, and assets held for sale were $.3 million and $.5 million, respec-tively, for the year ended December 31, 1995. Cash provided by financing activ-ities during the year consisted of short-term borrowings by the Asia/Pacific Operations of $1.2 million which were used to assist in funding local working capital requirements and operating losses. Beginning in November of 1995, the Company's 12% Senior Subordinated Notes went cash pay, and in connection there-with, the Company paid $1.4 million with respect to the November interest pay-ments (see Note 9 of the Notes to Consolidated Financial Statements). On March 3, 1995 the Company sold the business and assets of its Concrete Division. Upon the closing of the sale, the Company received approximately $8.0 million of cash, after adjustments. The decision to sell the Concrete Construction Group was based upon the Company's current liquidity and the projected liquidity needs required to fund the Concrete business' bonding needs.

As a result, primarily of the above, unrestricted cash and cash equivalents in-creased by $1.8 million during 1995.

The Company's primary sources of liquidity include available cash and cash equivalents and credit which is provided under the Company's existing credit facility with Foothill Capital Corporation (the "Credit Facility"). Availabil-ity under the Credit Facility is based on a percentage of eligible (as defined in the Credit Facility and subject to certain restrictions) accounts receivable and inventory, plus a base amount (which base amount is reduced by $166,667 per month and is subject to reduction in the case of sales of certain property, plant and equipment), plus the amount

                                          Robertson-Ceco Corporation

provided by the Company as cash collateral, if any (each together the "Borrow-ing Base"). At December 31, 1995, the Borrowing Base was estimated to be $33.7 million (including $1.6 million related to the Canadian Building Products Op-eration which in connection with the Company's plan to exit the Building Prod-ucts business is pending disposition). At December 31, 1995, the Borrowing Base was used to support a $5.0 million term loan note which is required to be outstanding pursuant to the terms of the Credit Facility, and $25.5 million of outstanding letters of credit (which are used primarily to support insurance programs, bonding programs, and certain foreign credit facilities). The Com-pany had unused availability under the facility of $3.2 million at December 31, 1995. The letters of credit which are supporting foreign credit facilities include a $2.0 million letter of credit supporting the Company's Asia/Pacific Building Product's banking facility and a $1.9 million letter of credit sup-porting the Company's former U.K. Building Products Subsidiary. The letter of credit supporting the U.K. Subsidiary was drawn on February 26, 1996 by the bank, resulting in the Company having to fund the face amount of the letter of credit. The Company is currently evaluating its alternatives with respect to recovering the letter of credit amount from the former U.K. Subsidiary; howev-er, there is no assurance that the Company's attempts at recovery will be suc-cessful.

Outlook. During 1995, the management of the Company and the Board of Directors determined that the best strategy for the Company was to operate solely as a Metal Buildings business. This decision was based in part on the operating success which the Company has achieved with its existing Metal Building busi-nesses, along with the long-term view of the value of the Metal Building busi-ness and the cash and liquidity demands which would be required to fund the ongoing operations of the non-Metal Buildings businesses. The Company antici-pates that demands on its liquidity and credit resources will continue to be significant during 1996 and the next several years primarily as a result of funding requirements associated with the trailing liabilities of sold and dis-continued businesses and financing costs. The Company expects to meet these requirements through a number of sources, including operating cash generated by the Company's Metal Buildings Group, available cash which was $9.7 million at December 31, 1995, and availability under credit facilities. During the first quarter of 1996, the Company reduced its letters of credit which were outstanding at December 31, 1995 by approximately $7.1 million, including the reduction from the U.K. Subsidiary letter of credit, which was drawn in the first quarter with the remainder reflecting primarily reductions in the col-lateral required to support insurance programs and bonding programs. The Company's liquidity projections are predicated on estimates as to the amount and timing of the payment of the Company's trailing liabilities and expecta-tions regarding the operating performance of the Company's operations. In the event the Company experiences significant differences as to the amount and timing of the payment of the Company's trailing liabilities and/or the actual operating results of the Company's operations, the Company may be required to seek additional capital through new credit facilities, modification of exist-ing credit facilities, or through a possible debt or equity offering, or a combination of the above. There can be no assurance, however, that such addi-tional capital would be available to the Company.

FIVE YEAR SUMMARY (UNAUDITED)

Statements of Operations Data (a):
(In thousands, except
share data)                                    Year Ended December 31
- --------------------------------------------------------------------------------------
                                         1991      1992   1993(b)      1994      1995
- --------------------------------------------------------------------------------------
Net revenues                        $ 200,017  $187,465  $218,338  $251,584  $264,983
- --------------------------------------------------------------------------------------
Costs and expenses:
Cost of sales                         174,139   162,918   188,892   213,948   218,285
Selling, general and admin-
 istrative                             37,166    38,310    32,982    31,910    30,844
Restructuring                          14,742     2,798        --     2,075        --
- --------------------------------------------------------------------------------------
Total costs and expenses              226,047   204,026   221,874   247,933   249,129
- --------------------------------------------------------------------------------------
Operating income (loss)               (26,030)  (16,561)   (3,536)    3,651    15,854
Interest expense                      (16,832)  (12,628)   (9,545)   (4,164)   (4,335)
Other income (expense), net               (95)      806       498       346       828
- --------------------------------------------------------------------------------------
Income (loss) from
 continuing operations
 before income taxes                  (42,957)  (28,383)  (12,583)     (167)   12,347
Income taxes                               --        --        --        --        --
- --------------------------------------------------------------------------------------
Income (loss) from continu-
 ing operations                       (42,957)  (28,383)  (12,583)     (167)   12,347
Income (loss) from discon-
 tinued operations (e)                (81,845)  (42,762)  (12,520)  (21,593)  (15,888)
Extraordinary gain on debt
 exchange                                  --        --     5,367        --        --
Cumulative effect of ac-
 counting change (c)                       --        --    (1,200)       --        --
- --------------------------------------------------------------------------------------
Net income (loss)                   $(124,802) $(71,145) $(20,936) $(21,760) $ (3,541)
- --------------------------------------------------------------------------------------
Earnings (loss) per common
 share(d):
Continuing operations               $  (49.24) $ (32.43) $  (2.04) $   (.01) $    .77
Discontinued operations (e)            (93.20)   (48.57)    (2.01)    (1.37)     (.99)
Extraordinary item                         --        --       .86        --        --
Cumulative effect of ac-
 counting change (c)                       --        --      (.20)       --        --
- --------------------------------------------------------------------------------------
Net income (loss) per common
 share                              $ (142.44) $ (81.00) $  (3.39) $  (1.38) $   (.22)
- --------------------------------------------------------------------------------------
Weighted average number of
 common shares outstanding
 (d)                                      878       880     6,217    15,808    16,007
- --------------------------------------------------------------------------------------
Cash dividends declared per
 common share                              --        --        --        --        --
- --------------------------------------------------------------------------------------

FIVE YEAR SUMMARY (UNAUDITED) Continued

Balance Sheet Data (a)(b):
(Thousands)                                    December 31
- -------------------------------------------------------------------------------
                                  1991      1992      1993      1994      1995
- -------------------------------------------------------------------------------
Working capital surplus (de-
 ficiency)................... $ 51,377 $(101,200) $  4,708  $  9,826  $     88
Total assets.................  422,937   232,370   181,823   137,400   108,479
Long-term debt (current por-
 tion).......................   65,964    67,420       390       134        --
Long-term debt (excluding
 current portion)............   69,897     1,426    45,084    43,421    40,530
Stockholders' equity (defi-
 ciency).....................   39,874   (34,189)  (16,663)  (35,693)  (29,994)
- -------------------------------------------------------------------------------

(a) The consolidated statements of operations are reclassified to reflect the operating results of the Door Products Group (which measurement date was considered to be December 1991, and which sale was consummated in February
    1992), the Concrete Construction Group (which measurement date was consid-ered to be December 1994 and which sale was consummated in March 1995) and the Building Products Group (which measurement date was considered to be December 1995 and execution of plans to exit the remaining businesses are in progress), as discontinued operations. Accordingly, the income and ex-pense amounts of such business segments prior to the respective measure-ment dates are reclassified as a single line item within discontinued op-erations. For purposes of the consolidated balance sheets, the net assets and liabilities of such business segments, including any loss provisions, were recorded net as of the measurement dates in the respective consoli-dated balance sheets.
(b) The consolidated financial information as of and for the year ended Decem-ber 31, 1993, and for periods subsequent thereto, include the effects of the Company's Exchange Offer which was consummated on July 14, 1993. As a result of a default under the indenture, the amount of long-term debt (current portion) at December 31, 1992 includes $63,347,000 related to the Company's 15.5% Discount Subordinated Debentures due 2000. Additionally, in connection with the Company's Exchange Offer, all future interest costs for the Company's 12% Senior Subordinated Notes are capitalized and, as a result, the Company does not record any interest expense related to the 12% Senior Subordinated Notes (see Note 9 of the Notes to Consolidated Fi-nancial Statements).
(c) In the fourth quarter of 1993, the Company adopted Statement of Accounting Standards No. 112 "Employers' Accounting for Post Employment Benefits". (See Note 17 of the Notes to Consolidated Financial Statements.)
(d) On July 23, 1993, a 1 for 16.5 reverse split of the Company's common stock became effective. All common stock share amounts and per share data are restated to reflect the reverse split.
(e) Losses from discontinued operations are reported net of income tax expense (benefit) of $2,030,000, $1,205,000, $9,000, $256,000, and $(400,000),
    during each of the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively.

ROBERTSON-CECO CORPORATION
DIRECTORS

ANDREW G.C. SAGE II Chairman, Robertson-Ceco Corporation

MICHAEL E. HEISLEY Chief Executive Officer and Vice Chairman, Robertson-Ceco
 Corporation and Chairman of the Executive Committee of Pettibone Corporation, a diversified manufacturing company

E.A. ROSKOVENSKY President and Chief Operating Officer, Robertson-Ceco
 Corporation

FRANK A. BENEVENTO II Chairman of the Board, Hemisphere Investment Corporation

STANLEY G. BERMAN Consultant to Retail Industry, former Executive Vice
 President of Grossman's Inc., a retail building materials company

MARY HEIDI HALL JONES Owner and Design Principal of Punch Jones, Inc. a design firm

KEVIN E. LEWIS Chairman, President and Chief Executive Officer of
 Furr's/Bishop's Inc., an operator of cafeteria, buffet and specialty restaurants

LEONIDS RUDINS Former Consultant to Chemical Industry and former President of
 International Business Management Association, Inc., a consulting company

GREGG C. SAGE President, Cupples Products, Inc., a manufacturer of curtainwall products

OFFICERS

ANDREW G.C. SAGE, II Chairman

MICHAEL E. HEISLEY Chief Executive Officer and Vice Chairman

E.A. ROSKOVENSKY President and Chief Operating Officer

JOHN C. SILLS Executive Vice President and Chief Financial Officer

INVESTOR INFORMATION

FORM 10-K
The Company's annual report on Form 10-K as filed with the Securities and Ex-change Commission will be sent free of charge to any stockholder upon receipt of a written request sent to:
 Investor Relations Robertson-Ceco Corporation 222 Berkeley Street Boston, Massachusetts 02116
COMMON STOCK
The Company's common stock is traded on the New York Stock Exchange under the symbol RHH. Its performance can be followed on the business page of most daily newspapers and in national financial publications. As of March 15, 1996, there were approximately 2,570 holders of record of the Company's common stock.

COMMON STOCK PRICES AND DIVIDENDS
The range of stock prices and dividends per common share by quarters for the past two years is set forth below. Under the terms of the Company's domestic credit agreement, the Company is restricted from paying cash dividends on its common stock.

- --------------------------------------------------------------------------------

                                    1st                2nd                3rd                4th
- ---------------------------------------------------------------------------------------------------
 1994       High                    $ 4                $3 1/8             $ 4                $ 4
            Low                      2 7/8              2 3/8              2 1/2               3
            Dividends                --                 --                 --                 --
 1995       HIGH                    $3 1/2             $3 1/8             $3 3/4             $7 1/8
            LOW                      2 3/4              2 1/4              2 1/2              3 5/8
            DIVIDENDS                --                 --                 --                 --

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
New York, New York

NOTES AND DEBENTURES TRUSTEES
12% Senior Subordinated Notes due 1999
- --IBJ Schroeder Bank & Trust Company, New York, New York
15.5% Discount Subordinated Debentures due 2000
- --Bank One Ohio Trust Company, N.A., Columbus, Ohio